Exhibit 99.2
Hunter Maritime Acquisition Corp.	PRESS RELEASE Friday 18 November 2016

Hunter Maritime Acquisition Corp. Announces Pricing of $150,000,000 Initial Public Offering
November 18, 2016 — Hunter Maritime Acquisition Corp. (the "Company") today announced the pricing of its initial public offering of 15,000,000 units at a price of $10.00 per unit. The units have been approved for listing on the NASDAQ Capital Market ("NASDAQ"), and are expected to trade under the ticker symbol "HUNTU" beginning today, November 18, 2016. Each unit consists of one Class A common share of the Company and one-half of one warrant, each whole warrant entitling the holder thereof to purchase one Class A common share of the Company at a price of $11.50 per share. Once the securities composing the units begin separate trading, the Class A common shares and warrants are expected to be listed on NASDAQ under the symbols "HUNT" and "HUNTW," respectively. The closing of the Company's initial public offering is expected to be consummated on or about November 23, 2016.
Morgan Stanley is acting as sole book-running manager for the offering. I-Bankers Securities, Inc. and KBC Securities USA, Inc. are acting as co-managers for the offering. The Company has granted the underwriters a 45-day option to purchase up to 2,250,000 additional units.
The offering may be made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.
A registration statement relating to the securities was declared effective by the U.S. Securities and Exchange Commission (the "Commission") on November 18, 2016. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in of vessels) or one or more operating businesses, which the Company intends to be in the international maritime shipping industry.

Hunter Maritime Acquisition Corp.	PRESS RELEASE Friday 18 November 2016

Forward-Looking Statements
This press release contains "forward looking statements". Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statement on Form F-1 (File No. 333-214058), as amended from time to time, under the heading "Risk Factors." The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Hunter Maritime Acquisition Corp.
Ludovic SAVERYS
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be